
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 17, 2009

Mr. Chris Bunka
Chief Financial Officer and Director
Golden Aria Corp.
#604 – 700 West Pender Street
Vancouver, British Columbia, Canada V6C 1G8

> **Re: Golden Aria Corp.**
> **Form 10-KSB for the Fiscal Year Ended August 31, 2008**
> **Filed November 26, 2008**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2008**
> **Filed January 14, 2009**
> **File No. 000-51866**

Dear Mr. Bunka:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended August 31, 2008

General

1.   Please ensure that you make conforming changes to your interim filings, for any revisions made to your annual report filing that have corresponding impacts or disclosures in your interim filings.

2.   Please amend your filing to include all of your officers' certifications, pursuant to Item 601(b)(31) and Item 601(b)(32) of Regulation S-B (Item 601 of Regulation S-K, subsequent to adopting guidance in Release 33-8760), as required by Rule 13a-14(a) and Rule 13a-14(b) of the Exchange Act, respectively.

Financial Statements

Statements of Cash Flows

3.   Please remove the subtotal, "Adjusted cash flows used in operating activities," appearing within the operating activities section of your Statements of Cash Flows, as there is no provision for this item, using the indirect method of presentation pursuant to SFAS 95.

Notes to the Financial Statements

Note 4 – Significant Accounting Policies

Oil and Gas Properties

4.   We note that you follow the full cost method of accounting for your oil and gas operations. Please expand your disclosure to encompass and address your policy for all of the factors described in Rule 4-10(c)(4) of Regulation S-X in the determination of your cost center ceiling, including, but not limited to, the treatment of "future expenditures to be incurred in developing and producing proved reserves," "cost of properties not being amortized," "lower of cost or estimated fair value of unproven properties included," "income tax effects" and "treatment of any excess 'ceiling costs' over the unamortized costs capitalized."

Note 8 – Common Stock and Warrants

Common Stock

5.   We note that, pursuant to an Assignment Agreement, you issued 500,000 shares to a director, at a price of $0.55 per share, on April 18, 2007. Please tell us how you determined the fair value for the shares you conveyed, and provide us with the underlying supporting evidence of such fair value determination.

Note 14 – Supplemental Information on Natural Gas and Oil Exploration, Development and Production Activities (Unaudited)

6.   In future filings, please provide the disclosures for "Capitalized Costs," in accordance with SFAS 69, paragraphs 18 through 20, and "Costs Incurred," in accordance with SFAS 69, paragraphs 21 through 23, as applicable.

Disclosure Controls and Procedures

Changes in Internal Control over Financial Reporting

7.   Please revise your disclosure to address and indicate whether there had been *any* change in internal control over financial reporting, identified in connection with your evaluation of disclosure controls and procedures, *that occurred during the last fiscal quarter* (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please refer to Item 308T(b) of Regulation S-B (Item 308(c) of Regulation S-X, subsequent to adopting guidance in Release 33-8760) for further guidance.

Form 10-Q for the Quarterly Period Ended November 30, 2008

Exhibit 31.1

8.   In future filings, please omit your officers' titles in the first line of their certifications, which is not permitted by Item 601(b)(31)(i) of Regulation S-K.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended August 31, 2008

Note 14 – Supplemental Information on Natural Gas and Oil Exploration, Development and Production Activities (Unaudited)

Standardized Measure

9.   Please revise your disclosure to name the independent petroleum consultants that prepared the reserve estimates. Please see Instruction 4B to Item 102 of Regulation S-K.

10.   You state that you used the year end oil price of $48.77 per barrel when making the Standardized Measure calculations. However, using that oil price and the 3 thousand barrel of oil reserves that you report, it appears that the future cash flows should be approximately $146,300, and not the $209,136 that you report. Please reconcile this for us.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact

Petroleum Engineer, James Murphy, at (202) 551-3703, with questions about engineering comments. Please contact me, at (202) 551-3461, with any other questions.

Sincerely,

Christopher J. White
Branch Chief